                                             Filed pursuant to Rule 424 (b) (1)
                                      REGISTRATION STATEMENT FILE NO. 333-23415

PROSPECTUS

                               39,052,575 SHARES

                        REPUBLIC INDUSTRIES INC. (LOGO)

                                  COMMON STOCK

     This Prospectus relates to an aggregate of 39,052,575 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of Republic Industries, Inc., a Delaware corporation (the "Company"), which may be offered (the "Offering") for sale by persons (the "Selling Stockholders") who have acquired such shares in certain acquisitions of businesses by the Company not involving a public offering. The Shares are being registered under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of the Selling Stockholders in order to permit the public sale or other distribution of the Shares.

     The Shares may be sold or distributed from time to time by or for the account of the Selling Stockholders or their pledgees through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time of sale or at prices otherwise negotiated. This Prospectus also may be used, with the Company's prior consent, by donees of the Selling Stockholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. The Company will receive no portion of the proceeds from the sale of the Shares offered hereby and will bear certain expenses incident to their registration. See "Selling Stockholders" and "Plan of Distribution."

     The Common Stock is traded on The Nasdaq Stock Market -- National Market ("Nasdaq") under the symbol "RWIN." On March 13, 1997, the last reported sales price for the Common Stock as reported by Nasdaq was $35.125 per share.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                                March 20, 1997

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    2
The Company.................................................    3
Risk Factors................................................    5
Use of Proceeds.............................................   11
Selling Stockholders........................................   12
Plan of Distribution........................................   13
Description of Capital Stock................................   14
Legal Matters...............................................   15
Experts.....................................................   15
Incorporation of Certain Documents by Reference.............   16

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is traded on Nasdaq. Information filed by the Company with Nasdaq may be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the Commission and at the offices of Nasdaq referred to above.

                                  THE COMPANY

GENERAL

     The Company is a diversified holding company with subsidiaries operating in the solid waste services, electronic security services, automotive rental and automotive retailing industries. The Company is aggressively building its existing lines of business through internal growth and acquisitions. The Company is actively negotiating to acquire additional companies in its existing and complementary lines of business.

     The Common Stock is traded on Nasdaq under the trading symbol "RWIN." The Company's principal executive offices are located at 450 East Las Olas Boulevard, Suite 1200, Ft. Lauderdale, Florida 33301, and its telephone number is (954) 713-5200.

RECENT DEVELOPMENTS

     In February 1997, the Company acquired Taormina Industries, Inc. ("Taormina"), which provides waste collection services and owns and operates a materials recycling facility. The Company issued approximately 7.4 million shares of Common Stock in this transaction, which will be accounted for under the pooling of interests method of accounting.

     In February 1997, the Company acquired AAA Disposal Service, Inc. ("AAA Disposal"), which provides waste collection and recycling services. The Company issued approximately 2.9 million shares of Common Stock in this transaction, which will be accounted for under the pooling of interests method of accounting.

     In February 1997, the Company acquired Wallace Automotive Group ("Wallace"), which owns and operates three franchised automotive dealerships. The Company issued approximately 1.7 million shares of Common Stock in this transaction, which will be accounted for under the pooling of interests method of accounting.

     In February 1997, the Company acquired Maroone Automotive Group ("Maroone"), which owns and operates five franchised automotive dealerships. The Company issued approximately 6.1 million shares of Common Stock in this transaction, which will be accounted for under the pooling of interests method of accounting.

     In February 1997, the Company acquired Kendall Automotive Group ("Kendall"), which owns and operates two franchised automotive dealerships. The Company issued approximately 1.2 million shares of Common Stock in this transaction, which will be accounted for under the purchase method of accounting.

     In February 1997, the Company acquired York Waste Disposal, Inc. ("York"), which provides waste collection services. The Company issued approximately 1.1 million shares of Common Stock in this transaction, which will be accounted for under the purchase method of accounting.

     In February and March 1997, the Company entered into definitive agreements to acquire Joe Meyers Automotive Group, The Chesrown Automotive Group, Bankston Enterprises, Flemington Car and Truck Country and Princeton's Nassau Conover dealerships, which own and operate an aggregate of 28 franchised automotive dealerships. The Company will issue an aggregate of approximately 5.5 million shares of Common Stock in these transactions, each of which will be accounted for under the pooling method of accounting. The closing of each of these transactions is subject to customary conditions, including applicable regulatory and manufacturer approvals.

                                  RISK FACTORS

     An investment in the shares being offered hereby involves a significant degree of risk. In addition to the other information set forth in this prospectus, prospective purchasers of the shares should consider carefully the following factors which may adversely affect the business, financial condition, results of operations and future prospects of the Company, and the prevailing market price and performance of the Company's Common Stock. Certain statements and information contained herein constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things:

     Limited Operations and Operating Losses in Automotive Retailing Business. Prior to its acquisition of CarChoice, Inc. (the operations of which have been converted to AutoNation facilities) in August 1996, the Company had no history of operations in automotive retailing and related businesses. The Company currently anticipates that it will, through acquisitions of numerous franchised automotive dealerships and the development of AutoNation USA megastores, rapidly expand its operations in automotive retailing and related businesses. AutoNation has incurred losses from operations since inception and is expected to continue to incur losses in the foreseeable future. The success of the Company's aggressive development plans in the automotive retailing business is dependent on a number of factors including, but not limited to, economic conditions, competitive environment, adequate capital, accurate site selection, construction schedules, supply of new and used vehicles, consumer acceptance of the megastore concept in automotive retailing, vehicle manufacturers' approval and control over dealership franchises, and the building of brand recognition. There can be no assurance that the Company will be successful in the automotive retailing industry or in any related automotive industries which it enters.

     Need for Substantial Additional Capital. Additional capital will be necessary to continue the Company's rapid expansion in its capital intensive lines of business and to fully capitalize on acquisition and expansion opportunities that may become available to the Company. There can be no assurance that sufficient financing will be available on a timely basis, if at all, or on terms acceptable to the Company. In the event that financing is not available or is not available in the amounts or on terms acceptable to the Company, the implementation of the Company's business strategy could be impeded and the Company's ability to react to changes in the industries in which it does business could be limited, which could have a material adverse effect on the Company's business, financial condition and future prospects.

     Uncertainties in Integrating Operations and Achieving Cost Savings. Many of the companies that the Company has recently acquired, such as Alamo Rent-A-Car, Inc. ("Alamo"), National Car Rental System, Inc. ("National"), Addington Resources, Inc., Continental Industries, Inc. and AutoNation Incorporated, and companies that the Company plans to acquire, are large enterprises with operations in different markets. The success of any business combination is in part dependent on management's ability following the transaction to consolidate operations, integrate departments, systems and procedures and thereby obtain business efficiencies, economies of scale and related cost savings. The challenges posed to the Company's management may be particularly significant because integrating the recently acquired companies must be addressed contemporaneously. There can be no assurance that future consolidated results will improve as a result of cost savings and efficiencies from any such acquisitions or proposed acquisitions, or as to the timing or extent to which cost savings and efficiencies will be achieved.

     Dependence on Vehicle Manufacturers. Automotive dealerships operate pursuant to franchise agreements with vehicle manufacturers. In connection with the Company's acquisition of franchised automotive dealerships, prior approval of the applicable vehicle manufacturer may be required under the franchise agreement of each franchised automotive dealership to be acquired, subject to state laws protecting a franchisee's right to transfer such franchise. Although the Company has established framework agreements with certain manufacturers to facilitate the acquisition of dealerships operating their franchises, no assurance can be given that such manufacturers or any other manufacturers will approve of any particular franchised automotive dealership acquisition by the Company or will not otherwise seek to impose restrictions on the Company's future acquisitions, operations or capital structure as a condition to granting such approval. In addition, once the Company has acquired a franchised automotive dealership, the Company must operate the dealership in accordance with the applicable franchise agreement. Franchise agreements generally provide the manufacturers with considerable influence over the operations of the dealership and generally provide for termination of the franchise agreement for a variety of causes. Finally, the success of any franchised automotive dealership is dependent, to a large extent, on the success of the vehicle manufacturer. Therefore, the success of the Company's automotive dealerships is dependent on the financial condition, management, marketing, production and distribution capabilities of the vehicle manufacturers of which the Company holds franchises. Any event that may have a material adverse effect on a vehicle manufacturer, such as labor strikes or adverse publicity, may have a material adverse effect on the Company's business, financial condition and future prospects.

     Cost of Vehicle Rental Fleet. Vehicle depreciation is one of the single largest cost components of the Company's vehicle rental business, and it is materially affected by vehicle manufacturers' repurchase programs, pursuant to which the manufacturers agree to repurchase program vehicles during allowable repurchase periods at determinable prices, subject to certain terms and conditions ("Repurchase Programs"). Repurchase prices under Repurchase Programs are based on either (i) a predetermined percentage of a vehicle's original capitalized cost and the month in which the vehicle is returned or (ii) the original capitalized cost less a set monthly depreciation amount. Repurchase Programs limit the risk of market value decline at the time of vehicle disposition and enable vehicle rental companies to accurately project their vehicle depreciation expense. The Company currently has Repurchase Programs with General Motors Corporation ("General Motors"), Chrysler Corporation, Ford Motor Company, Mazda Motor of America, Inc., Nissan Motor Corporation U.S.A., Subaru of America, Inc. and Toyota Motor Sales U.S.A., Inc. (including its Lexus division). During model year 1996, Alamo and National purchased approximately 97% and 99.5%, respectively, of their U.S. vehicle fleets and a majority of their European vehicle fleets under Repurchase Programs. If vehicle manufacturers reduce the number or mix of vehicles available to vehicle rental companies through Repurchase Programs or increase vehicle costs under Repurchase Programs, there can be no assurance that the Company will be able to control its rental fleet costs or selection, or to pass on any increases in vehicle cost to rental customers, which could have a material adverse effect on the Company's business, financial condition and future prospects.

     Dependence on Vehicle Manufacturer's Credit. The Company's vehicle rental business depends upon third-party financing to purchase its revenue earning vehicles for its vehicle rental fleet. Since a substantial portion of such financing is incurred in connection with major vehicle manufacturers' Repurchase Programs, a significant change in the financial conditions of the vehicle manufacturers, particularly General Motors, impairing their ability to repurchase vehicles or their investment grade rating could significantly affect the Company's ability to obtain such financing on as favorable terms. In such an event, the Company may be prohibited from borrowing additional amounts under such financing facilities for the purchase of vehicles from such repurchase party, the Company may be required to repay a portion of the indebtedness outstanding under such facilities based on the vehicles to be repurchased by such repurchase party, and the Company may be required to remove the vehicles of such repurchase party from the applicable collateral pool for such facilities, which could have a material adverse effect on the Company's business, financial condition and future prospects.

     Dependence on Principal Rental Fleet Supplier. General Motors has been the principal supplier of rental fleet vehicles to the Company's vehicle rental business. Under the terms of the Company's Repurchase Programs with General Motors, the Company's vehicle rental fleets must consist of specified minimum percentages of General Motors vehicles (at least 51% for Alamo and at least 85% for National) during model years 1996 through 2000 in order to receive certain discounts and other incentives. Given the volume of vehicles purchased from General Motors, shifting significant portions of the fleet purchases to other manufacturers would require significant lead time. As a result, if General Motors were unable to supply the Company's vehicle rental operations with the planned number and type of vehicles, it could have a material adverse effect on the Company's business, financial condition and future prospects.

     Interest Rates and Restrictive Covenants. A substantial portion of the Company's outstanding indebtedness is at floating interest rates. At times, the Company uses interest rate swaps to manage the risk of interest rate fluctuations. However, a substantial increase in interest rates could adversely affect the Company's cost of indebtedness for borrowed money. In addition, most of the Company's debt instruments contain covenants establishing certain financial and operating restrictions. A failure to comply with any covenant or any obligation contained in any credit agreement could result in an event of default which could accelerate debt under certain other credit agreements.

     Regulation of Collision Damage Waivers. Adoption of national or additional state legislation limiting or eliminating the sale, or capping the rates, of collision damage waivers, which constitute a significant percentage of the Company's revenue from vehicle rental operations, could further restrict sales of this product, and additional limitations on potential customer liability could increase the Company's costs in its vehicle rental business.

     Environmental Regulation. It may be necessary to expend considerable time, effort and money to keep the Company's existing or acquired facilities in compliance with applicable federal, state and local requirements which regulate health, safety, environment, zoning and land use, and as to which there may not be adequate insurance coverages or reserves. In addition, certain of the Company's waste disposal operations that traverse state boundaries could be adversely affected if the federal government or the state in which a landfill is located limits or prohibits, imposes discriminatory fees on, or otherwise seeks to discourage the disposal, within state boundaries, of waste collected outside of the state. If environmental laws become more stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated factual or regulatory developments, the amounts and timing of future environmental expenditures could vary substantially from those currently anticipated.

     Risks of Legal Proceedings. The Company generally will continue to be involved in legal proceedings in the ordinary course of business. Citizen's groups have become increasingly active in challenging the grant or renewal of permits and licenses for landfills and other waste facilities, as well as for automotive retailing megastores and related facilities, and responding to such challenges has further increased the costs associated with establishing new facilities or expanding current facilities. A significant judgment against the Company, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse effect on the Company's business, financial condition and future prospects. The Company is currently a party to various legal proceedings, particularly in its automotive rental business, as well as environmental proceedings which have arisen in the ordinary course of its business. No assurance can be given with respect to the outcome of these legal and environmental proceedings and the effect such outcomes may have on the Company.

     Seasonality; Dependence on Travel Industry and Fuel Supply. There can be no assurance that protracted periods of inclement weather, decrease in air travel or any other occurrence that disrupts travel patterns, disruption of fuel supplies or increases in fuel prices will not have a material adverse effect on the Company's business, financial condition and future prospects.

     Competitive Environment. All of the Company's businesses operate in highly competitive environments. In addition, the solid waste industry, the electronic security services industry and the automotive retailing industry are each changing as a result of rapid consolidation. The future success of the Company will be affected by such changes, the nature of which cannot be forecast with certainty. There can be no assurance that such developments will not create additional competitive pressures on some or all of the Company's businesses.

     Acquisition Strategy. The Company has an aggressive acquisition strategy that has involved, and is expected to continue to involve, the acquisition of a significant number of additional companies. There can be no assurance, however, that significant acquisitions will continue to occur at the same pace or be available to the Company on favorable terms, if at all, or that acquired companies will be effectively integrated to realize expected efficiencies and economies of scale.

     Possible Depressing Effect of Future Sales of Common Stock. Since August 1995 and as of the date hereof, the Company has registered for sale, from time to time on a continuous basis under several shelf registration statements, by certain selling stockholders, an aggregate of approximately 307.7 million shares of Common Stock (including the Shares registered hereunder). Future sales of such shares, or the perception that such sales could occur, could adversely affect the market price of Common Stock. There can be no assurance as to when, and how many of, such shares will be sold and the effect such sales may have on the market price of Common Stock. In addition, the Company intends to continue to issue Common Stock in connection with certain of its acquisitions or in other transactions. Such securities may be subject to resale restrictions in accordance with the Securities Act and the regulations promulgated thereunder. As such restrictions lapse or if such shares are registered for sale to the public, such securities may be sold to the public. To facilitate the issuance of Common Stock in making acquisitions, the Company has recently registered an additional 41.2 million shares of Common Stock pursuant to an acquisition shelf registration statement. In the event of the issuance and subsequent resale of a substantial number of shares of Common Stock, or a perception that such sales could occur, there could be a material adverse effect on the prevailing market price of Common Stock.

     Dependence on Key Personnel. The Company's future success depends to a significant extent on certain key executive officers, the loss of whom (whether such loss is through resignation or other causes) could have a material adverse effect on the Company's business and future prospects and the prevailing market price of the Company's Common Stock.

                                USE OF PROCEEDS

     This Prospectus relates to Shares being offered and sold for the accounts of the Selling Stockholders. The Company will not receive any proceeds from the sale of the Shares but will pay all expenses related to the registration of the Shares. See "Plan of Distribution."

                              SELLING STOCKHOLDERS

        The following table sets forth the name of each Selling Stockholder, the aggregate number of shares of Common Stock beneficially owned by each Selling Stockholder as of March 14, 1997, and the aggregate number of shares of Common Stock registered hereby that each Selling Stockholder may offer and sell pursuant to this Prospectus. Because the Selling Stockholders may offer all or a portion of the Shares at any time and from time to time after the date hereof, no estimate can be made of the number of Shares that each Selling Stockholder may retain upon completion of the Offering. All of the 39,052,575 Shares offered are issued and outstanding as of the date of this Prospectus. To the knowledge of the Company, none of the Selling Stockholders has had within the past three years any material relationship with the Company or any of its predecessors or affiliates, except as set forth in the footnotes to the following table.

                                                                   SHARES TO BE OFFERED
                                            SHARES BENEFICIALLY      FOR THE SELLING
                                              OWNED PRIOR TO          STOCKHOLDER'S
SELLING STOCKHOLDERS                           THE OFFERING              ACCOUNT
--------------------                        -------------------    --------------------
Faisal Ahmed(1)                                  474,719                  474,719

Alkit Enterprises, Inc.(1)                       165,837                  165,837

Gerald F. Bean(2)                              1,216,360                1,216,360

Brest Road Properties, Inc.(3)                   126,050                  126,050

Brion Properties(4)                            4,797,729                4,797,729

Charles Schwab & Co., Inc.
FBO William E. Lobeck, Jr.
Copy IRA Contributions UTA
Charles Schwab & Co., Inc.(4)                    479,772                  479,772

Charles Schwab & Co., Inc.
FBO William E. Lobeck, Jr.
Keogh Plan UTA Charles Schwab &
Co., Inc.(4)                                     479,772                  479,772

Floyd Clements(1)                                 35,998                   35,998

Patricia Damoorgian(1)                            66,334                   66,334

Emerald Investors, L.L.C.(4)                   2,164,194                2,164,194

Elizabeth Catherine Frame Trust(4)                84,440                   84,440

Elizabeth Peake Graham Trust(4)                  479,772                  479,772

Gregory L. Gibson                                  5,063                    5,063

Kathleen Hoctor(1)                                66,334                   66,334

Margaret Nicholson Lobeck Trust(4)               479,772                  479,772

William E. Lobeck, Jr.(4)                      1,375,645                1,375,645

Maroone Isuzu, Inc.(1)                             9,950                    9,950

Albert E. Maroone(1)                           1,381,634                1,381,634

Michael E. Maroone(1)(5)                       3,883,988                3,883,988

Archer McWhorter(4)                               95,611                   95,611

Christopher C. Oliver(6)                         190,398                  190,398

Curtis L. Rodman(1)                               19,322                   19,322

7700 Properties, L.L.C.                           69,869                   69,869

Dallas C. Schnitzius(7)                          120,000                  120,000

G. Michael Shannon(7)                            120,000                  120,000

Thomas L. Szott(3)                                19,048                   19,048

Sleepy Lagoon Ltd.(4)                          6,396,332                6,396,332

Alvin E. Swanner(4)                            1,694,214                1,694,214

Arlene Taormina, Trustee of
the C.V. Taormina Family
Trust U/T/D September 16,
1980(8)                                           13,214                   13,214

Vincent Cosmo Taormina
and Colette Baccelleri
Taormina, Co-Trustees of the
Vincent Cosmo Taormina
Revocable Inter Vivos Trust
U/T/D May 14, 1984(8)(9)                       3,710,624                3,710,624

William Cosmo Taormina
and Cynthia Lynn Taormina,
Co-Trustees of the Taormina
Revocable Inter Vivos Trust
U/T/D July 26, 1983(8)(10)                     3,710,624                3,710,624

Kathryn L. Taylor(4)                           3,114,685                3,114,685

Taylor Jeep Eagle, Inc.(3)                       269,860                  269,860

Telegraph Road Properties, Inc.(3)                56,022                   56,022

William L. Wallace(11)                         1,679,389                1,679,389


ENDNOTES:

(1) Served as an officer and/or director of, and/or was an affiliate of, Maroone prior to the Company's acquisition of such company.

(2) Served as an officer and sole director of, and was the sole shareholder of, Kendall prior to the Company's acquisition of such company.

(3) Owned, operated and/or was affiliated with Taylor Jeep/Eagle automotive dealership prior to the Company's acquisition of such dealership. Thomas
     L. Szott may be deemed to beneficially own all shares of Common Stock owned of record by Brest Road Properties, Inc., Taylor Jeep Eagle, Inc., and Telegraph Road Properties, Inc.

(4) Served as an officer and/or director of, and/or was an affiliate of, and/or held a direct or indirect equity interest in, National Car Rental System, Inc. prior to the Company's acquisition of such company.

(5) Michael E. Maroone has served as an officer of the Company since the Company's acquisition of Maroone.

(6) Served as an officer and/or director of, and was the sole shareholder of, Champion Chevrolet Co. prior to the Company's acquisition of such company.

(7) Served as an officer of Continental Waste Industries, Inc. until January 1996, which company was acquired by the Company in December 1996.

(8) Served as an officer and/or director of, and/or was an affiliate of, Taormina prior to the Company's acquisition of such company.

(9) Vincent C. Taormina has served as an officer of the Company since the Company's acquisition of Taormina.

(10) William C. Taormina has served as an officer of the Company since the Company's acquisition of Taormina.

(11) Served as an officer and/or director of, and was the sole shareholder of, Wallace prior to the Company's acquisition of such company.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders or pledgees may sell or distribute some or all of the Shares from time to time through underwriters or dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in transactions (which may involve crosses and block transactions) on Nasdaq, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. This Prospectus also may be used, with the Company's consent, by donees of the Selling Stockholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. To the extent required, the Company will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of donees of Selling Stockholders and any other material information with respect to the plan of distribution not previously disclosed.

     The Selling Stockholders and any such underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, underwriter, broker, dealer or other agent relating to the sale or distribution of the Shares.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Rule 10b-6 prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

     The Company will pay substantially all of the expenses incident to this Offering of the Shares by the Selling Stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. Each Selling Stockholder may indemnify any broker, dealer, agent or underwriter that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. The Company has agreed to indemnify the Selling Stockholders and any such underwriters and controlling persons of such underwriters against certain liabilities, including certain liabilities under the Securities Act.

     If Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this Prospectus relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this Prospectus, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in such supplement if any such Shares are purchased.

     If the Shares are sold in an underwritten offering, the underwriters and selling group members (if any) may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of the sale of shares in such offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making presently consists of displaying bids on Nasdaq limited by the bid prices of market makers not connected with such offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                          DESCRIPTION OF CAPITAL STOCK

     The Second Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") authorizes capital stock consisting of 500,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock ("Preferred Stock"). There were 348,300,170 shares of Common Stock, and no shares of Preferred Stock, issued and outstanding as of March 7, 1997. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     Common Stock. The holders of shares of Common Stock have equal pro rata rights to dividends if, as and when declared by the Company's Board of Directors; do not have any preemptive subscription or conversion rights; and have one vote per share on all matters upon which the stockholders of the Company may vote at all meetings of stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. The holders of the Common Stock of the Company do not have cumulative voting rights. As a result, the holders of a majority of the shares voting for the election of directors can elect all the members of the Board of Directors.

     Preferred Stock. No shares of Preferred Stock are currently outstanding. The Board of Directors is authorized to divide the Preferred Stock into series and, with respect to each series, to determine the dividend rights, dividend rate, conversion rights, voting rights, redemption rights and terms, liquidation preferences, the number of shares constituting the series, the designation of such series and such other rights, qualifications, limitations or restrictions as the Board of Directors may determine. The Board of Directors could, without shareholder approval, issue Preferred Stock with voting rights and other rights that could adversely affect the voting power of holders of Common Stock and such stock could be used to prevent a hostile takeover of the Company. The Company has no present plans to issue any shares of Preferred Stock.

     Certificate of Incorporation and Bylaws. The Company's Certificate of Incorporation was amended on November 28, 1995 to (i) change the Company's corporate name to Republic Industries, Inc., and (ii) to eliminate all provisions relating to classes of the Board of Directors. The directors of the Company are elected each year at the annual meeting of the stockholders for terms of one year and until their successors are elected and qualified; existing directors may nominate and elect qualified persons to fill vacancies on the Board of Directors. The Certificate of Incorporation was amended on May 15, 1996 to increase the number of authorized shares of Common Stock to 500,000,000 from 350,000,000. The Company's Bylaws provide that directors may be removed for cause by vote of two-thirds of the other directors or by vote of a majority of stockholders, and may be removed without cause by the vote of a majority of stockholders at a meeting called for such purpose.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Stock is Harris Trust and Savings Bank.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Certain attorneys employed by Akerman, Senterfitt & Eidson, P.A. beneficially own an aggregate of approximately 545,000 shares of Republic Common Stock as of the date hereof.

                                    EXPERTS

     The consolidated financial statements and schedule and supplemental consolidated financial statements for the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, the consolidated financial statements of AutoNation as of December 31, 1995 and for the period from inception (September 12, 1995) to December 31, 1995, the combined financial statements of Kendall as of and for the ten-month period ended October 31, 1996, and the consolidated financial statements of National Car Rental System, Inc. and Subsidiaries as of May 31, 1996 and for the period from inception (April 4, 1995) to May 31, 1996, incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, to the extent and for the periods as indicated in their reports with respect thereto. The combined financial statements of Carlisle Motors, Inc. as of November 30, 1996 and for the eleven month period ended November 30, 1996 incorporated by reference in this Registration Statement have been audited by George B. Jones & Co., P.C., independent certified public accountants, to the extent and for the period as indicated in their report with respect thereto. The consolidated financial statements of National Car Rental System, Inc. and Subsidiaries as of May 31, 1995 and December 31, 1994 and for the five month period ended May 31, 1995 and for the years ended December 31, 1994 and 1993 incorporated by reference in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference. The consolidated financial statements of Ed Mullinax, Inc. and Subsidiaries as of April 30, 1996 and 1995 and for each of the two years in the period ended April 30, 1996 incorporated by reference in this Registration Statement have been audited by Dixon, Odom & Co., L.L.P., independent certified public accountants, to the extent and for the periods as indicated in their reports with respect thereto. The combined financial statements of Maroone as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996 incorporated by reference in this Registration Statement have been audited by Crowe, Chizek and Company LLP, independent certified public accountants, to the extent and for the periods as indicated in their reports with respect thereto. The combined financial statements of Wallace as of and for the year ended December 31, 1996 incorporated by reference in this Registration Statement have been audited by Goldenberg, Rosenthal, Friedlander, LLP, independent certified public accountants, to the extent and for the periods as indicated in their report with respect thereto. The financial statements of Taormina as of December 31, 1996 and 1995 and for the two years in the period ended December 31, 1996 incorporated by reference in this Registration Statement have been audited by McGladrey & Pullen, LLP, independent certified public accountants, to the extent and for the periods as indicated in their report with respect thereto. As indicated in their reports with respect thereto, the financial statements and schedule referred to above have been incorporated by reference herein in reliance upon authority of said firms as experts in accounting and auditing in giving said reports.

     The combined financial statements of Grubb Automotive, Inc. as of and for the year ended December 31, 1995, appearing in the Company's Current Report on Form 8-K dated January 27, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) all other reports filed pursuant to
Section 13(a) or 15(d) of the Exchange Act since December 31, 1996, specifically including the Company's Current Reports on Form 8-K dated January 3, 1997, January 5, 1997, January 14, 1997, January 16, 1997 (as amended on Form 8-K/A), January 20, 1997, January 27, 1997, January 30, 1997, February 24, 1997 and February 27, 1997; (iii) the Company's Proxy Statement dated April 19, 1996 relating to the 1996 Annual Meeting of Stockholders held May 10, 1996, and the Company's Proxy Statement dated December 13, 1996 related to the Special Meeting of Stockholders held January 16, 1997; and (iv) the consolidated financial statements of AutoNation as of December 31, 1995 (audited) and September 29, 1996 (unaudited) and for the period from inception (September 12, 1995) to December 31, 1995 (audited) and for the three and nine months ended September 29, 1996 (unaudited) included in the Company's Current Report on Form 8-K/A dated November 25, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     THE COMPANY UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS OR INFORMATION REFERRED TO ABOVE THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). REQUESTS SHOULD BE DIRECTED TO RICHARD L. HANDLEY, SECRETARY, REPUBLIC INDUSTRIES, INC., 450 EAST LAS OLAS BOULEVARD, SUITE 1200, FT. LAUDERDALE, FLORIDA 33301, TELEPHONE: (954) 713-5200.